Invest in T4L (Transportation 4 Life)

All-Inclusive Tesla EV Subscriptions for Enjoyable & Easy Transportation Access



Invest In T4L...
Become a T4L Member, Subscribe And...
Get Ready To Drive The Tesla of Your Dreams!
All-Inclusive, Hassle-Free
Transportation Subscription Service

T4L.ME NAPLES FL

Technology | Infrastructure | Software | Sustainability | Services



ABOUT | UPDATES 0 | REVIEWS 15 | ASK A QUESTION 0

Why you may want to invest in us...

1. Car Subscriptions are expanding by $9.15 Billion with a projected 63% CAGR by 2024
2. Proven Team: Over $3B in Previous Business Deals
3. CEO Earned 2000 Smithsonian Computerworld Award for “Innovation in the IT World”
4. Strategic Partnerships With Leading Insurance Company, Finance and EV Manufacturers
5. Proprietary Tech: Improves Overall Membership Experience and Tailored Ads For Additional Revenues
6. Pre-IPO Discount
7. 400%+ Month Over Month Social Media Organic Growth

Why investors ❤ us

WE'VE RAISED $333,981 SINCE OUR FOUNDING



We invested in T4L because we believe in their management team and because we loved the idea of a subscription model for electric vehicles.

T4L's management team has impressed us early on with their breadth of experience, from their visionary solutions for everyday challenges; operational excellence; and ability to engage a wide range of strategic and influential partnerships. All with a focus on disruptive innovation and a low carbon footprint.

The auto industry is long due for disruptive innovation. Not just with Tesla's electric vehicles and bypassing of dealerships, but also how consumers choose to access transportation. We're rapidly moving towards a subscription-based economy where consumers demand convenience, greater value and flexibility.

Modern cars have become high-tech computers, and the subscription model allows every day consumers and enthusiasts to have their cake and eat it too. I believe in T4L management team's ability to deliver a superior subscription experience.

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Melissa Wilson Investor, Entrepreneur, Business Owner

LEAD INVESTOR | INVESTING $20,000 THIS ROUND



Tyler has been always diligent in his business dealings, astute and thoughtful. I trust his opinion and business knowledge.

Yvonne Wood ⭐



Looks like it may be the way of the future with the price of vehicles going up. ⌄

Jim Anda ☆

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Our team
AND OUR MAJOR ACCOMPLISHMENTS



Allen Witters
CEO
Multiple high-growth companies, IPO's and exits. Earned 2000 Smithsonian Computerworld Award for "Innovation in the IT World"




Jason Gabauer
CFO
Developed a new US based blocker structure to secure upward of $30million in commitments for a real estate fund




John P. Arciero
COO
Involved in several successful startups and consulted dozens of clients across a range of industries including fintech, technology, banking, finance, and healthcare




Dan Bryant
CLO
Leader in adapting to and structuring change across diverse markets and industries including financial services, healthcare, manufacturing, technology, law and real estate




Luis Camarena
CMO
Implemented multiple marketing and sales strategies for various startups




Tyler Wood
Director ESG
Consulted private clients in capital formation, hedge funds, private equity, and construction of their alternative investment portfolios




Barb Quasius
Chief EV-Angelist
27-year career as a results-driven, team-building Family Investment Office Head and CFO for a complex, global-operations holding company




Cory Witters
COS
Developed and has overseen a customer service team for both small and multi-billion dollar global companies and projects with Board & C-Level responsibilities




William Baker
Advisor
Over 30 years of global leadership in selling, marketing, capital sourcing and executing on multi-million dollar developments in the Middle East, USA and Europe


In the news



T4L Membership Portal for Subscription of Electric Vehicles launching on September 22nd, 2020

NAPLES, Fla., Sept. 12, 2020 /PRNewswire/ -- T4L, Inc. today announced the debut of the T4L Membership Portal where you can join as a member and subscribe to the leading electric vehicle of your

October 19, 2020 @ t4l.be

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Downloads

📄 T4L Wefunder Overview 2020.pdf

T4L Founders Video Overview



The Problem

There is a rapidly changing landscape in the automotive transportation market.

The conventional business models are being challenged by changing social, economic and overall purchase behavior patterns.

Buying a car is stressful as you have to work with dealers, finance companies, DMVs, insurance companies, and maintenance shops in what is a repeating pattern. And this does not even take into account the depreciation hit that car owners take the minute the vehicle leaves the lot.

Vehicle manufacturers are focused on manufacturing. They cannot handle the increase in consumer service demand that a subscription model requires.

Dealerships are focused on the sale of the vehicles and many are not equipped to support the all-inclusive model.

Buying, financing or leasing do not offer the full all-inclusive model where consumers contact only one company to handle all matters concerning their vehicle.

"We're rapidly moving towards a subscription-based economy where consumers demand convenience, greater value and flexibility." - Melissa Wilson T4L Investor

As a result, there is an emergence of a newly defined business category--the "Subscription Services Model" to replace conventional car ownership or leasing.



The Market

Car Subscriptions are expanding by $9.15 Billion with a projected 63% CAGR by 2024 and 49% of that growth coming from North America.*

The Solution

We identified and mapped out the intersection of changing car ownership to car usership, the rapid conversion to Electric Vehicles, the digitization of all users with mobile devices, next generations focusing on good Planet Practices, and the success of the client first services models. With this opportunity we created T4L - Transportation 4 Life.

The T4L Difference

T4L is providing an **all-inclusive, hassle-free Transportation Subscription Service** based on the Tesla fleet of electric vehicles.

T4L is a service company handling all the details of endless paperwork and hassles of dealing with dealerships, the DMV, insurance, financing and maintenance to assure our Subscribing Members can simply enjoy driving their electric vehicle.

The T4L subscription model provides a method that delivers value and best-in-class services to develop member relationships and garner significant customer loyalty that drives growth by providing "Enjoyable, Easy & Flexible Transportation Access."



How Does The T4L Membership Subscription Work?

T4L's all-inclusive transportation subscriptions provide ease-of-mind, worry-free, hassle-free use of electrics vehicles from Tesla.

Clients pay a monthly fee. T4L provides an electric vehicle with all the details handled and managed by T4L including insurance, taxes and registration, vehicle swap, maintenance, vehicle refresh and software updates, charging, roadside service support and concierge priority service.

One Company. One Monthly Payment. Everything Included.



T4L Membership Subscription Benefits

World-class member services is our top priority. We use technology to help simplify the overall member experience. Our T4L members have dedicated Member Service Specialists which are their main point of contact to handle any issue, concern, question or request regarding their electric vehicle.

T4L members no longer have to deal with multiple companies. They contact their dedicated T4L Member Service Specialist to handle all of their Tesla electric vehicle items from servicing, maintenance, repairs, billing, registration, charging, tickets, upgrades, vehicle refreshes, software/technology issues, and changing vehicles.



T4L Subscription Model vs Leasing vs Buying

T4L MEMBERSHIP SUBSCRIPTION ADVANTAGE:			
	T4L	Leasing	Buying
Ultimate Service Pleasure	✓	☹	☹
Insurance	✓	☹	☹
Taxes/Registration and Government Fees	✓	☹	☹
Maintenance, Tires, Brakes, Batteries, Wipers	✓	☹	☹
Vehicle Refresh/Software Updates	✓	☹	☹
Supercharging included	✓	☹	☹
Charging Anywhere	✓	☹	☹
Home Wall Connector and Installation	✓	☹	☹
Vehicle Upgrade based on Subscription Plan	✓	☹	☹
Premium Communications	✓	☹	☹
Concierge Member Service *24x7 Call Center & APP* *Road-side assistance* *Support beyond the Tesla APP*	✓	☹	☹
Home Delivery covering vehicle and APP questions, Garage Opener set up and Software set to Member preferred settings	✓	☹	☹

T4L Subscription compared to Lease and Ownership Access			
Metric	T4L	Leasing	Financed Purchase
Ultimate Service Pleasure	Membership Subscription Model	None	None
Insurance	Coverage included that exceeds all state minimums	Direct Cost to Client	Direct Cost to Client
Property Tax	Includes	Direct Cost to Client	Direct Cost to Client
Fees/Registration	Includes	Direct Cost to Client	Direct Cost to Client
Government Fees	Includes	Direct Cost to Client	Direct Cost to Client
Scheduled Maintenance	T4L scheduled refreshes, detailing and all maintenance and repair in and out of warranty	Direct Cost to Client	Direct Cost to Buyer
Tires	Includes	Direct Cost to Client	Direct Cost to Buyer
Batteries	Includes	Direct Cost to Client	Direct Cost to Buyer
Brakes	Includes	Direct Cost to Client	Direct Cost to Buyer
Wipers	Includes	Direct Cost to Client	Direct Cost to Buyer
Vehicle Refresh	Vehicle Refresh Software updates on T4L cloud-based apps, and Factory updates included.	Not included	Not included
Software Updates	Software updates on T4L cloud-based apps, and Factory updates included.	Not included	Not included
Major Purchase Updates	Includes	Direct Cost to Client	Not Available
Supercharging Included	All EV models included	Direct Cost to Client -Charging or Fuel	Not Available
Charging Anywhere	We integrate in our App and Cloud software all available charging locations from all providers, this is included	Direct Cost to Client	Direct Cost to Buyer
Home Charging Port	Included in Membership	Direct Cost to Client	Direct Cost to Buyer
Vehicle Upgrade /Downgrade	Includes	Not Available	Not Available
Travel Swap Vehicles	Includes	Not Available	Not Available
Premium Communications	Includes	Direct Cost to Client	Not Available
Concierge Level Services	Includes	Not Available	Not Available
24x7 Call Center	Includes	Not Available	Not Available
Membership APP	Includes	Not Available	Not Available
Road-side assistance Member Support	Includes	Not Available	Not Available
Extra Mileage Plan	Includes	Not Available	Not Available
Loaner Vehicle	Includes	Not Available	Not Available
Tickets, Tolls, and Parking Fees	Includes	Direct Cost to Client	Not Available
Purchase option of vehicle	None	Yes	NA
Down Payment	None	Yes	Yes
Residual	None	Yes	NA
Cap Reduction	None	Yes	Yes
No APR	None	Yes	Yes
Finance Fees	None	Yes	Yes
Exit Membership Subscription	Anytime	Not Available	NA
Perpetual Contract	Yes	No	NA
Wear & Tear Charges	None	Yes	NA
Member Events	Includes	None	None
Member Swag	Includes	None	None
Member Newsletter	Includes	None	None
Delivery Kit	Includes	None	None
Damage fees	No	Yes	NA
Fuel	Includes	Direct Cost to Client	Direct Cost to Buyer
Hassle	None	More than we can fit here	More than we can fit here
Ease	Absolute	It's all about them	It's all about them
Peace & Pleasure	My Lifestyle	Headaches	Headaches
Lease Transfer	No	Yes	NA
Lease Extension	No	Yes	NA

T4L Mission, Vision and Sustainability

Founded in 2020, T4L is a new player in the emerging transportation services sector. Led by a world-class executive management team with a proven track record of profitable growth and success. We are committed to delivering strong returns to our shareholders and incorporating sustainability as a core value within our organization.

We believe our commitment to pursuing ESG initiatives can be achieved in parallel with building the long-term interests of our shareholders. The integration of sustainable business practices creates lasting results that benefit all of our stakeholders, including our Member customers, employees, shareholders, investors, and the communities in which we live and operate.

Our approach to corporate sustainability is based on the U.N. Sustainable Development Goals and our commitment to achieving a more sustainable future.

T4L Goal

200,000 electric vehicles under subscription including consumer, commercial and government fleet.

Why Invest In T4L?

You're a supporter of T4L's mission and want to be a part of the journey with a company that will be a leader in a growing subscription market.

You're a close friend, family or acquaintance of one of the T4L Team Members and want to show you believe in them and support their efforts.

You want the opportunity to invest in a pre-IPO investment that is in a growing EV and

subscription market—good for you and good for the environment.

You believe in the T4L management team's past success and their passion to grow the T4L impact investment.

You're an EV Tesla enthusiast and have been wanting to drive one for its performance and positive environmental impact, now T4L gives you access with its all-inclusive enjoyable, flexible Tesla EV subscription.

Plus, many great perks await you depending on the level of your investment such as:

1,000 miles of EV charging ($100 Value**)

T4L Charter Social Membership ($100 Value)

T4L Hat & Shirt & Pen & Screen Cleaning Pad ($100 Value)

Subscription Referral Perk Code ($100 Value***)

All Membership and Subscription Qualification Fees Waived (Up To $400 Value)

And many more...



Progress to Date

T4L INC was incorporated in the State of Delaware in September 2020.

Accomplishments since T4L's inception:

- Built Subscription and Vehicle Configuration Apps

- Established Membership Subscription Models, Software, Services, and Contracts

- Built a Fleet Relationship with Tesla, VW, Nissan, and Lucid Motors Companies

- Started marketing and selling with first orders lining up for November 2020

- Built Membership Services Team, Marketing and Sales Team, Commercial Fleet Team

- Establish business relationships with top 4 insurance companies

- Consolidating EV Charging, Maintenance, Roadside Support into one accessible model
  supported by thousands of providers nationwide

Revenue

First revenue expected in November 2020. Marketing and sales efforts are steadily increase across all media channels. Back office software, custom subscription and configuration apps, and contract agreements in place. Over 60 potential new member/subscribers in our qualified lead list waiting on our release of vehicles. First deliveries expected to begin in January 2021. These projections cannot be guaranteed.

Market Readiness

Consumer focused subscription plans are being marketed across various media channels including blogs, articles, press releases, social media and interviews.

Finalizing new subscription plans for the following audiences:

- Commercial Fleet Subscriptions

- Government Fleet Subscriptions

- Ride Sharing Fleet Subscriptions

- A Flex Subscription For Short Term Use

References:

* The Market - https://www.technavio.com/report/automotive-subscription-services-market-size-industry-analysis

** All currencies are based on USD.

*** For each new person you refer and they become a T4L member and obtain a subscription, you receive one of the following: 1,000 miles of charging, $100 cash or equivalent, or $100 credit towards your T4L subscription.

T4L was created by Gravitas Infinitum as one of its "Planet Plan" Companies, focused on "Hot Planet Repair" and being the best corporate citizen in the world.

Investor Q&A

What does your company do? ∨

– COLLAPSE ALL

Simple and Enjoyable All-Inclusive Membership Subscription To Tesla Electric Vehicles

Where will your company be in 5 years? ∨

200,000 electric vehicles under subscription including consumer, commercial and government fleet. This cannot be guaranteed.

Why did you choose this idea? ∨

Provides a solid investment with minimal risk capitalizing on the current evolution to Electric Vehicles. Partnering with Tesla brand, and the paradigm shift from car ownership to car usership, we make it easy and painless to have the best electric vehicles.

How far along are you? What's your biggest obstacle? ∨

T4L Launched September 22, 2020 with first revenues targeted (but not guaranteed) for November 2020. With solid acceptance of our flexible subscription model and electric vehicles, the challenge will be in growing our fleet fast enough to keep up with the growing demand. This challenge can be mitigated with financing.

Who competes with you? What do you understand that they don't? ∨

Multiple companies with short-term subscriptions exist across all car makes. We understand all-inclusive services backed by technology, with an EV only offering to make our subscription standout from other transportation access methods.

How will you make money? ∨

Recurring monthly member subscription service margins in an expanding market.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ∨

Growth capital acquisition. We can bootstrap the business, it has significant cash flows, and margins. Initial Fleet acquisition is primary risk but is backed by the vehicles purchased.

How do we plan on managing growth capital acquisition? ∨

We have a long-standing relationship with a tier-one banking institution who has stated they will finance our fleet once we have the initial 500-1,000 vehicles subscribed. We are working on obtaining interim debt financing.

What does the all-inclusive membership subscription include? ∨

Insurance, Taxes and Registration, Vehicle Swap, Maintenance covering tires, brakes, batteries, wiper blades and vehicle refresh, Software updates, Supercharging, Roadside Service Support, and 24/7 Concierge Service.

Why limit vehicles to electric vehicles only? ∨

T4L pledges to support the betterment of our world and future. Environmental sustainability is of utmost concern. We choose to offer only Electric Vehicles for our exceptional Member Subscription Services.

What is the market opportunity? ∨

Car Subscriptions expanding by $9.15 Billion with 63% CAGR by 2024. 49% of that growth is coming from North America.

https://www.technavio.com/report/automotive-subscription-services-market-size-industry-analysis



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